UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Falconstor Software Inc

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class Securities)

306137100

(CUSIP Number)

Shuwen Huai, Executor

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 26, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

[Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.]

[* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.]

[The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).]

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.      306137100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Estate of ReiJane Huai - Shuwen Huai, Executor
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of	7. Sole Voting Power 5,498,533
Shares Bene-
ficially by	8. Shared Voting Power
Owned by Each
Reporting	9. Sole Dispositive Power 5,498,533
Person With
10. Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,498,533
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)
13.	Percent of Class Represented by Amount in Row (11) 11.4
14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer

This statement of beneficial ownership on Schedule 13D is filed with respect to the common stock, $0.001 par value per share (the “Common Stock”), of Falconstor Software, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 2 Huntington Quadrangle, Melville, NY 11747.

Item 2.	Identity and Background

This statement of beneficial ownership is being filed by Shuwen Huai, a citizen of the United States. Ms. Huai’s personal address is 3 Carlisle Drive, Old Brookville, New York 11545.

The stock at issue was previously owned by Mr. ReiJane Huai, a citizen of the United States with a personal address of 3 Carlisle Drive, Old Brookville, New York 11545. In his Last Will and Testament, Mr. Huai appointed Ms. Huai as the executor of his estate. Mr. Huai died on September 26, 2011.

Effective September 26, 2011, the Estate of ReiJane Huai (the “Estate”) became the legal owner of the 9,393,550 shares of Common Stock of the Company previously owned by Mr. Huai.

During the last five years, Ms. Huai has not been convicted in a criminal proceeding, nor has she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which she was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Service and Amount of Funds or Other Consideration

The Estate acquired 9,393,550 of Common Stock upon the death of Mr. Huai on September 26, 2011.

Item 4.	Purpose of Transaction

The shares of Common Stock were transferred by law to the Estate upon Mr. Huai’s death.

Item 5.	Interest in Securities of the Issuer

(a)     The Estate owns beneficially 5,498,533 shares of Common Stock, constituting approximately 11.4% of shares outstanding based on 48,031,737 shares of Common Stock outstanding.

(b)     The Estate has sole power to vote and to dispose of the 5,496,538 shares of Common Stock owned by it.

(c)      Schedule A annexed hereto lists all transactions in the Securities by the Estate of ReiJane Huai since September 26, 2011.  All of such transactions were effected in the open market, except as otherwise noted on Schedule A.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On June 12, 2014, the Company entered into an agreement to resolve claims by the Company arising from the involvement of its former CEO, ReiJane Huai, with respect to improper payments made to a Company customer.

Pursuant to the agreement, the Estate transferred 3,132,141 shares of Common Stock to the Company. The number of shares to be transferred was determined by dividing $5.25 million by the average trading price of Company stock for ten trading days.

Among the other terms of the agreement are the following:

•	Upon the transfer of the shares to the Company, the Company will dismiss its lawsuit against the Estate and the Company and the Estate will provide general releases of all claims.
•	The Company will register for resale, by the Estate, the remaining shares of the Company stock formerly registered in the name of Mr. Huai.
•	The Company has a right of first refusal to purchase the remaining shares of Company stock held by the Estate if the Estate proposes to dispose of such shares in any private transactions.
•

Any shares of Company stock held by the Estate are subject to a five-year voting agreement that requires the Estate to vote the shares in accordance with the recommendations of the Company’s Board of Directors.

The above is a summary of certain terms of a settlement agreement and release. For the full terms of the settlement agreement and release, please see Exhibit A to this Schedule 13D.

Item 7.	Material to Be Filed as Exhibits

The Settlement Agreement and Release is furnished hereto as Exhibit A and is incorporated herein by reference.

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

8/4/2014

Date

/s/ Shuwen Huai

Signature

Shuwen Huai, Executrix

Name/Title

SCHEDULE A

Transactions in the Shares by the Reporting Persons since September 26, 2011:

Shares Sold	Price Per Share ($)	Date of Sale

6,073	1.000	8/20/2013
141,755	1.012	8/21/2013
22,812	1.021	8/26/2013
29,360	1.000	8/27/2013
8,694	1.251	9/16/2013
18,000	1.140	9/16/2013
10,000	1.408	9/26/2013
10,059	1.370	10/10/2013
10,000	1.365	10/17/2013
3,400	1.380	10/18/2013
10,000	1.367	10/21/2013
10,000	1.320	10/23/2013
10,000	1.322	10/24/2013
20,000	1.452	10/31/2013
23,101	1.537	11/1/2013
18,002	1.517	11/4/2013
10,000	1.662	11/5/2013
10,000	1.468	11/5/2013
28,744	1.653	11/6/2013
4,200	1.620	3/20/2014
5,000	1.610	3/20/2014
700	1.610	3/20/2014
9,530	1.600	3/20/2014
7,000	1.590	3/20/2014
10,000	1.590	3/20/2014
10,000	1.59	3/20/2014
1,000	1.610	3/21/2014
10,000	1.590	3/21/2014
10,000	1.590	3/21/2014
15,351	1.590	3/21/2014
100	1.620	4/2/2014
3,379	1.610	4/2/2014
1,521	1.600	4/2/2014
4,793	1.600	4/2/2014
1,000	1.601	4/3/2014

1,000	1.600	4/3/2014
1,000	1.600	4/3/2014
3,900	1.600	4/3/2014
4,783	1.590	4/3/2014
1,000	1.600	4/4/2014
5,000	1.600	4/4/2014
5,000	1.600	4/4/2014
5,000	1.600	4/4/2014
886	1.600	4/4/2014
1,000	1.540	4/8/2014
100	1.540	4/8/2014
1,000	1.540	4/8/2014
1,000	1.540	4/8/2014
3,000	1.540	4/8/2014
4,000	1.540	4/8/2014
5,000	1.560	4/8/2014
5,000	1.530	4/8/2014
10,000	1.530	4/8/2014
5,000	1.530	4/8/2014
5,000	1.530	4/8/2014
8,663	1.530	4/8/2014
17,535	1.520	4/8/2014
58	1.540	4/9/2014
3,000	1.530	4/9/2014
90	1.530	4/9/2014
2,000	1.530	4/9/2014
9,367	1.520	4/9/2014
5,000	1.510	4/9/2014
5,000	1.510	4/9/2014
5,000	1.510	4/9/2014
6,303	1.510	4/9/2014
20,000	1.500	4/9/2014
5,982	1.500	4/9/2014
2,000	1.510	4/14/2014
2,000	1.510	4/14/2014
3,467	1.500	4/14/2014
1,216	1.490	4/14/2014
2,000	1.500	4/15/2014
2,000	1.500	4/15/2014
3,299	1.490	4/15/2014
5,000	1.510	4/16/2014

10,000	1.510	4/16/2014
10,000	1.510	4/16/2014
190	1.510	4/16/2014
2,000	1.500	4/16/2014
5,000	1.500	4/16/2014
5,000	1.500	4/16/2014
5,000	1.500	4/16/2014
5,000	1.500	4/16/2014
8,458	1.500	4/16/2014
2,000	1.510	4/17/2014
10,000	1.500	4/17/2014
10,000	1.590	4/25/2014
20,000	1.601	4/29/2014
5	1.450	5/14/2014
3,132,141[1]	1.676	6/12/2014

__________________________

1 On May 12, 2014, the Estate of ReiJane Huai transferred 3,132,141 shares to FalconStor Software, Inc. pursuant to that Settlement Agreement and Release by and between FalconStor Software Inc. and Shuwen Huai, Executor of the Estate of ReiJane Huai, dated May 12, 2014.

EXHIBIT A

SETTLEMENT AGREEMENT AND RELEASE

Settlement Agreement and Release (“Agreement”) made as of the date set forth below, by and between FALCONSTOR SOFTWARE, INC., a Delaware corporation having offices at 2 Huntington Quadrangle, Melville, New York 11747 (“FalconStor”), and SHU-WEN HUAI, EXECUTOR OF THE ESTATE OF REIJANE HUAI, DECEASED (the “Estate”, and collectively, the “Parties”).

W I T N E S S E T H:

WHEREAS, FalconStor filed a Petition dated October 18, 2013 with the Surrogate’s Court of the State of New York, County of Nassau (the “Court”), against the Estate in an action entitled Matter of FalconStor Software, Inc. (Estate of ReiJane Huai) (Surr. Ct., Nassau County, Index No. 2011-367428) (the “Action”), seeking to recover from the Estate damages it purportedly incurred arising from an alleged bribery scheme as well as fees and costs advanced on behalf of ReiJane Huai (the “Deceased”) for his defense of government investigations and lawsuits relating to the alleged bribery scheme; and

WHEREAS, by Notice of Motion dated January 6, 2014, the Estate moved the Court for an order dismissing the Fourth Claim for Relief in the Petition (the “Motion to Dismiss”), which FalconStor timely opposed, and which has since been fully submitted to the Court for a decision; and

WHEREAS, due to the significant cost and expense in connection with litigating the Action, the Parties have agreed to settle this matter as hereinafter set forth.

NOW, THEREFORE, in consideration of the mutual agreements, promises and covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

1. Effective Date of Agreement; Payment Date. The Effective Date of this Agreement shall be the date on which the last signature is affixed and notarized. The Payment Date shall be the business day immediately following the tenth (10th) Trading Day after the Effective Date. “Trading Day” means any day on which the Common Stock is traded on the Nasdaq Global Market; provided that “Trading Day” shall not include any day on which the Common Stock is scheduled to trade on the Nasdaq Global Market for less than 4.5 hours or any day that the Common Stock is suspended from trading during the final hour of trading on the Nasdaq Global Market.

2. Payment of Shares; Closing Letters. On the Payment Date, the Estate shall:

a.Assign, transfer and deliver to FalconStor all of the Estate’s right, title and interest in and to the greater of (i) the number of shares of FalconStor common stock determined by a ratio whose numerator is five million two hundred fifty thousand dollars ($5,250,000.00) and whose denominator is the average of the VWAP of FalconStor common stock for the first ten (10) Trading Days beginning on the day after the Effective Date and (ii) Three Million (3,000,000) shares of FalconStor common stock (the “Payment Shares”). The Payment Shares shall be delivered, free and clear of all options, liens, claims, pledges, encumbrances, charges, restrictions or commitments of any kind or nature, including but not limited to estate taxes, fiduciary income taxes and taxes that are attributable to or in any way connected with the Estate or the Deceased; and

b.Provide to FalconStor closing letters from Internal Revenue Service and from the appropriate New York State tax authorities, confirming that no estate taxes are owed by the Estate.

“VWAP” means, on any particular Trading Day, the volume weighted average trading price per share of Common Stock on such date on the Nasdaq Global Market as reported by Bloomberg L.P., through its “Volume at Price” functions; provided, however, that during any period the VWAP is being determined, the VWAP shall be subject to adjustment from time to time for stock splits, stock dividends, combinations and similar events, as applicable.

The parties agree to treat the transfer of the Payment Shares by the Estate to FalconStor as an exchange pursuant to Section 302 of the Internal Revenue Code of 1986, as amended, for all applicable Federal, state and local income tax purposes.

3. Voting. The Estate agrees for a period of five (5) years commencing on the Effective Date (the “Restricted Period”) that it shall, after receiving proper notice of any meeting of the stockholders of FalconStor, vote in person, by proxy or by action by written consent, as applicable, all shares of FalconStor common stock as to which the Estate has beneficial ownership or as to which it otherwise exercises voting or dispositive authority (the “Estate FalconStor Shares”) in the manner recommended by the Board of Directors of FalconStor. The Estate hereby appoints FalconStor and any designee of FalconStor, and each of them individually, its proxies and attorneys-in-fact, with full power of substitution and resubstitution, to vote or act by written consent during such Restricted Period with respect to the Estate FalconStor Shares in accordance with this Section 2. This proxy and power of attorney is given to secure the performance of the duties of the Estate under this Section 2. The Estate shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy. This proxy and power of attorney granted by the Estate shall be irrevocable during the Restricted Period, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke any and all prior proxies granted by the Estate with respect to the Estate FalconStor Shares. The terms of this Section 2 shall follow the Estate FalconStor Shares in any privately negotiated transaction or series of transactions where any one buyer or group of buyers purchases, in the aggregate, Estate FalconStor Shares that total five percent (5%) or more of the outstanding FalconStor common stock and the Estate shall not sell all or any portion of the Estate FalconStor Shares in any such transaction or series of transactions unless the terms of the sale includes the grant of power of attorney and irrevocable proxy to FalconStor for the remainder of the Restricted Period. For purposes of this Section 2, “group” shall mean any two or more persons who would be considered a “person” under Section 13(d)(3) of the Securities and Exchange Act of 1934. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement. The Estate further agrees that during the Restricted Period it will not nominate, or propose for nomination, any person to serve as a Director of FalconStor.

4. Registration Rights.

(a) Not later than thirty (30) days following the filing of the Stipulation of Discontinuance (defined in Section 9 hereunder), FalconStor shall prepare and file with the Securities and Exchange Commission (the “SEC”) a registration statement covering the resale of all of the Estate FalconStor Shares (the “Registration Statement”) on either Form S-1 or any successor form thereto or, to the extent FalconStor is so eligible, Form S-3 or any successor form thereto, or such other form as may be available, for an offering to be made on a continuous basis pursuant to Rule 415. Subject to the terms of this Agreement, FalconStor shall use its commercially reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act of 1933 as promptly as possible after the filing thereof and shall use its commercially reasonable efforts to keep the Registration Statement continuously effective under the Securities Act until the date when all Estate FalconStor Shares covered by the Registration Statement have been sold or may be sold pursuant to Rule 144 under the Securities Act (the “Effectiveness Period”).

(b) If the filing, initial effectiveness or continued use of the Registration Statement at any time would require FalconStor to make an Adverse Disclosure (as defined below), FalconStor may, upon giving prompt written notice of such action to the Estate, delay the filing or initial effectiveness of, or suspend use of, the Registration Statement (a “Suspension”); provided , however , that FalconStor shall not be permitted to exercise a Suspension more than once and not for a period exceeding ninety (90) days. For purposes of this Section 3(b), “Adverse Disclosure” means a public disclosure of material non-public information that, in the Board of Directors’ reasonable judgment, after consultation with independent outside counsel to FalconStor, (i) would not be required to be made at such time but for the filing of the Registration Statement; and (ii) FalconStor has a bona fide business purpose for not disclosing publicly.

(c) FalconStor shall notify the Estate by facsimile or e-mail as promptly as practicable, and in any event, within twenty-four (24) hours, after the Registration Statement is declared effective and shall simultaneously provide the Estate with copies of any related prospectus, at the Estate’s expense, to be used in connection with the sale or other disposition of the securities covered thereby, unless a final prospectus is filed with SEC pursuant to Rule 424(b) under the Securities Act within twenty-four (24) hours after the Registration Statement is declared effective.

(d) All expenses incurred by FalconStor in connection with registrations, filings, or qualifications pursuant to this Section 3, including all registration, filing, and qualification fees, printers’ and accounting fees and the reasonable fees and disbursements of counsel for FalconStor, shall be borne and paid by the Estate. In addition, the Estate shall be solely responsible for any brokerage fees and related expenses incurred in connection with any sale of the Estate FalconStor Shares. Promptly following the execution of this Agreement, FalconStor shall communicate to the Estate in writing a budget for such fees and disbursements of counsel prior to incurring any such expenses, and, notwithstanding anything to the contrary contained in this Section 3, the Estate shall have the option to waive its registration rights pursuant to Section 3 hereof in writing, in which case FalconStor shall have no obligation to file the Registration Statement and the Estate shall have no expense reimbursement obligation whatsoever under this Section 3(d).

(e)    The Estate represents and warrants that upon any sale or other transfer of the Estate FalconStor Shares, regardless of the filing or of the effectiveness of any registration statement, the Estate will timely make all filings required by law, rule or regulation.

5. Volume Limitation. For so long as the Estate FalconStor Shares shall constitute five percent (5%) or more of the outstanding FalconStor shares of common stock, any public sales by the Estate, including registered shares proposed to be sold pursuant to Section 3 hereof shall be subject to the volume limitation set forth in Rule 144, even if the shares are not proposed to be sold under Rule 144; provided, however, that such volume limitation covenant shall not be applicable to any privately negotiated sales of Estate FalconStor Shares.

6. Right of First Refusal.

(a)    Right. The Estate hereby unconditionally and irrevocably grants to FalconStor a right of first refusal to purchase all or any portion of any Estate FalconStor Shares that the Estate may propose to transfer in one or more privately negotiated sales (each a “Proposed Transfer”), at the same price and on the same terms and conditions as those offered to the prospective transferee. FalconStor, may exercise this right by itself or may assign its right to a third party for each Proposed Transfer (each an “Assignee”).

(b)    Form of Proposal. For any proposed transfer, the Estate shall deliver, not later than thirty (30) days prior to the consummation of such Proposed Transfer, (i) a purchase agreement signed by the Estate and the proposed transferee (a “Transfer Agreement”), and (ii) documentation, reasonably acceptable to FalconStor, showing that the proposed transferee has funds available to consummate the Proposed Transfer. Such Transfer Agreement shall contain all of the terms and conditions of the Proposed Transfer including a clause referencing this right of first refusal and stating that consummation of the Proposed Transfer is contingent on FalconStor’s decision not to exercise its right of first refusal. The consideration proposed to be paid for the Estate FalconStor Shares must be cash and cannot be contingent on any future event.

(c)    Exercise of Right. To exercise its right of first refusal under this Section 5, FalconStor or its Assignee must deliver a notice to the Estate to that effect within ten (10) business days after delivery of the Transfer Agreement. The closing of the purchase of the Estate FalconStor Shares by FalconStor or its Assignee shall take place, and all payments from FalconStor or its Assignee required to be delivered at closing shall have been delivered to the Estate, by the later of (i) the date specified in the Transfer Agreement as the intended date of the Proposed Transfer and (ii) thirty (30) days after delivery of the Transfer Agreement to FalconStor. If FalconStor does not send notice, and the Proposed Transfer does not occur, FalconStor shall retain its right of first refusal for any subsequent Proposed Transfer for any or all of the shares covered by the original Proposed Transfer, including the right to designate an Assignee to purchase the shares.

7. Indemnification. The Estate shall defend, indemnify and hold harmless FalconStor and its subsidiaries and each of its and their current and former directors, officers, employees and affiliates, from and against (i) any amounts that FalconStor is required to pay any insurance carrier solely to the extent that any such insurance carrier may seek indemnification from FalconStor in connection with any claims brought against such carriers by the Estate and all costs and expenses relating to any such action, and (ii) any and all claims, demands and causes of action against the Deceased or arising out of or in any way connected with the administration of the Estate (including, without limitation, the assessment or payment of any taxes, together with interest and penalties thereon), and to reimburse FalconStor and each of its directors, officers, employees and affiliates for any and all expenses which it/he/she may reasonably incur in connection with the defense of any such claims, demands and causes of action and/or the enforcement of the provisions of this Agreement, including without limitation, attorney’s fees and disbursements; provided, however, that the indemnity covenant contained in this Section 6 shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Estate, which consent shall not be unreasonably withheld; provided further, for the avoidance of doubt, that the Estate consents to the settlements already entered into by FalconStor with any insurance carrier.

8. Unpaid Attorneys’ Fees. The Estate hereby acknowledges that FalconStor and all subsidiaries of FalconStor have met all of their obligations with regard to indemnification of the Estate and the Deceased and for the advancement of fees on behalf of the Estate or the Deceased under the laws of the State of Delaware and the laws of the State of New York, and the By-Laws and Amended By-Laws of FalconStor and all of its subsidiaries and pursuant to any agreements between FalconStor or any of its subsidiaries and the Estate and between FalconStor or any of its subsidiaries and the Deceased. The Estate agrees that it will be solely responsible for the payment of all unpaid invoices for attorneys’ fees and expenses incurred on behalf of the Estate or the Deceased.

9. Stipulation of Discontinuance. Upon the execution of this Agreement by both Parties, the payment of the Payment Shares, and the provision of the tax closing letters to FalconStor, each of the Parties hereby authorizes and instructs its respective attorneys to execute and deliver to Farrell Fritz, P.C., in care of attorney John J. Barnosky, a stipulation discontinuing the Action (the “Stipulation of Discontinuance”), with prejudice and on the merits, in the form annexed hereto as Exhibit “A”. After the Stipulation of Discontinuance is executed and delivered to Farrell Fritz, Farrell Fritz shall file the fully executed Stipulation of Discontinuance with the Clerk of the Court and provide FalconStor with a filed stamped copy of same promptly thereafter.

10. Release by FalconStor. For and in consideration of the good and valuable consideration identified herein, the sufficiency of which FalconStor hereby acknowledges, and upon receipt of the Payment Shares , FalconStor does hereby forever release and discharge the Estate and each of its executors, beneficiaries, representatives, agents, successors, assigns, affiliates and each of their respective heirs, officers, directors, employees, representatives, agents, successors and assigns, acting in their capacities as such, from all claims, demands, causes of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, extents, executions, and liabilities of any kind whatsoever (upon any legal or equitable theory, whether contractual, common law, statutory, federal, state, local or otherwise), which FalconStor and each of its officers, directors, representatives, agents successors and assigns ever had, now has or hereafter can, shall or may have against the Estate by reason of any act, omission, transaction, or occurrence up to and including the date of execution of this Agreement, including, but not limited to claims for attorney’s fees, costs and disbursements.

11. Release by the Estate. For and in consideration of the good and valuable consideration identified herein, the sufficiency of which the Estate hereby acknowledges, the Estate does hereby forever release and discharge FalconStor and its subsidiaries, and each of its and their current and former officers, directors, representatives, agents, successors and assigns from all claims, demands, causes of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, extents, executions, and liabilities of any kind whatsoever (upon any legal or equitable theory, whether contractual, common law, statutory, federal, state, local or otherwise), which the Estate and each of its executors, representatives, agents and their respective heirs, successors and assigns ever had, now has or hereafter can, shall or may have against FalconStor by reason of any act, omission, transaction, or occurrence up to and including the date of execution of this Agreement, including, but not limited to claims for attorney’s fees, costs and disbursements.

12. Evidence. The Parties to this Agreement agree that this Agreement may only be used as evidence in a subsequent proceeding in which a Party alleges breach of this Agreement. This Agreement shall not otherwise be filed with a court or become part of any other official or public record; provided, however, that FalconStor may describe the terms of this Agreement in a filing and/or press release, and file this agreement, as necessary to comply with its obligations under the securities laws, rules and regulations of the United States of America or the laws, rules and regulation of any other jurisdiction in which FalconStor or any of its subsidiaries does business.

13. Termination. This Agreement shall terminate upon such time as the Parties shall agree in a written instrument signed by both Parties to terminate this Agreement. Sections 7, 10, 11 and 14 shall survive any termination of this Agreement.

14. Miscellaneous.

(a)This Agreement represents the complete understanding between the Parties and no other promises or agreements shall be binding unless contained in a writing signed by all of the undersigned Parties or their duly authorized counsel.

(a)    This Agreement may only be amended in a written instrument signed by both Parties and may not be changed or modified orally.

(b)    This Agreement shall be construed according to the laws of the State of New York without regard to its conflicts of laws principles.

(c)    Any action arising out of or related to this Agreement shall be heard by the Supreme Court of the State of New York, sitting in the County of Suffolk. The Parties hereby submit to the exclusive jurisdiction of the Suffolk County Supreme Court for purposes of all legal proceedings arising out of or relating to this Agreement.

(d)    If at any time after the date of the execution of this Agreement, any provision of this Agreement shall be held to be illegal, void or unenforceable by a court of competent jurisdiction, such provision shall be of no force and effect. However, the illegality or unenforceability of such provisions shall have no effect upon, and shall not impair the enforceability of, any other provision of this Agreement.

(e)    This Agreement is binding upon, and shall inure to the benefit of the Parties and their respective officers, directors, agents, employees (past and present), executors, subsidiaries, affiliated companies, related companies, predecessors, successors and assigns.

(f)    The language of all parts of this Agreement shall in all cases be construed as a whole, according to its fair meaning, and not strictly for or against any of the Parties.

(g)    Each of the signatories to this Agreement are hereby authorized and empowered on behalf of their respective entities to execute this Agreement, and all such further documents, and to take all such further action, as may be deemed necessary or advisable in order to effectuate the intent and purpose of the foregoing Agreement.

(h)    This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes; provided, however, that originally signed documents shall also be provided.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

WHEREFORE, the Parties hereto have caused this Settlement Agreement and Release to be signed on the dates indicated below with the Agreement becoming effective upon the Effective Date:

FALCONSTOR SOFTWARE, INC.

Date: June 12, 2014	By:	/s/ Louis J. Petrucelly
		Name:	Louis J. Petrucelly
		Title:	Executive Vice President and Chief Financial Officer

STATE OF NEW YORK     )

)ss.:

COUNTY OF SUFFOLK     )

On the ____ day of _________ in the year 2014, before me, the undersigned, personally came __________________ to me known, who, being by me duly sworn, did depose and say that he is the __________________ of FalconStor Software, Inc., the entity described in and which executed the above instrument; and that he was authorized to do so.

__________________________________ Notary Public

/s/ Shu-Wen Haui
Shu-Wen Huai, as Executor of the Estate of ReiJane Huai, deceased

STATE OF NEW YORK    )

                                               )ss.:

COUNTY OF SUFFOLK    )

On the ____ day of _________ in the year 2014, before me, the undersigned, personally came Shu-Wen Huai, to me known, who, being by me duly sworn, did depose and say that she is the Executor of the Estate of ReiJane Huai, deceased, the legal entity described in and which executed the above instrument; and that she was authorized to do so.

__________________________________ Notary Public